Schedule 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

K49769 100

(CUSIP Number)

Jesper Ovesen

TDC A/S (Formerly Tele Danmark A/S)

Teglholmsgade 1

0900 Copenhagen C, Denmark

Tel: +45 6663 7650

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Schedule 13D/A

This Amendment No. 20 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) amends and supplements the Schedule 13D filed by TDC on July 15, 1997, as amended prior to this Amendment No. 20 (collectively, the “Schedule 13D”).  The Schedule 13D was previously filed by TDC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended.  Therefore, the Schedule 13D, as amended by this Amendment No. 20, now relates to the beneficial ownership by TDC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

“As discussed in Item 4 below, TDC disposed of 5,399,890 on November 2, 2009 and of 5,399,892 Shares on November 23, 2009, in each case pursuant to the Sale Agreement. Accordingly, this Amendment No. 20 is TDC’s final amendment to the Schedule 13D and is an exit filing.”

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“On November 2, 2009, TDC consummated the sale of 5,399,890 Shares to Hungarian Telecom (Netherlands) Cooperatief U.A. (the “Equity Purchaser”) for the euro equivalent of USD 1 per Share, pursuant to a Sale and Purchase Agreement (the “Sale Agreement”), dated September 30, 2009, among TDC, the Equity Purchaser and Hungarian Telecom Finance International Limited (the “Debt Purchaser” and together with the Equity Purchaser, the “Purchasers”). The Purchasers are affiliates of Mid Europa Partners.

On November 23, 2009, TDC consummated the sale of the balance of 5,399,892 Shares to the Equity Purchaser for the euro equivalent of USD 1 per Share pursuant to the Sale Agreement.

The aforementioned sales were effected by Danske Bank A/S, as agent of TDC and the Equity Purchaser, by way of a transfer of the Shares to the Equity Purchaser’s custodial account at Danske Bank A/S.

As a result of such sale, TDC no longer owns any Shares of the Issuer and therefore will no longer be required to report its holdings on this Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

“(a)

At the close of business on November 23, 2009, TDC will have no beneficial ownership of any Shares of the Issuer.

(b)

At the close of business on November 23, 2009, TDC will have no sole or shared power to vote, direct the vote, dispose or direct the disposal of, any Shares.

(c)

Other than the transactions contemplated by the Sale Agreement described in Item 4, which description is incorporated by reference in this Item, there have been no transactions by TDC relating to the Shares since the most recent amendment to this Schedule 13D filed on November 2, 2009.

(d)

Not applicable.

(e)

As a result of the consummation of the transactions contemplated by the Sale Agreement on November 23, 2009, TDC no longer has beneficial ownership of any Shares.”

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

“Other than as described in Item 4, which description is incorporated by reference in this Item, TDC has no contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of securities, finder’s fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2009

TDC A/S

By:

/s/ Jesper Theill Eriksen

Name: Jesper Theill Eriksen

Title:

Senior Executive Vice

President and President of

Consumer

By:

/s/ Henrik Poulsen

Name: Henrik Poulsen

Title:

President and Chief

Executive Officer